Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the three months and year ended March 31, 2020 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.	gives a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (Ind AS 34”) prescribed under Section 133 of the Companies Act 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the three months and year ended March 31, 2020.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As more fully described in Note 2 (b) to the Statement, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain. Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Standalone Financial Results

This Statement, is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited Interim condensed standalone financial statements for the year ended March 31, 2020. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAABU7915

INDEPENDENT Auditor’s ReportON AUDIT OF CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), for the three months and year ended March 31, 2020 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three months and year ended March 31, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) together with the ethical requirements that are relevant to our audit of the Interim Consolidated Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As more fully described in Note 2 (d) to the Statement, the Group is subject to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Consolidated Financial Results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAABU7915

Annexure to Auditors’ Report

List of Subsidiaries:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Tecnologia DO Brasil LTDA. (effective October 01, 2019, merged into Infosys Consulting Ltda.)
6.	Infosys Nova Holdings LLC.
7.	EdgeVerve Systems Limited
8.	Infosys Austria GmbH
9.	Skava Systems Pvt. Ltd.
10.	Kallidus Inc.
11.	Infosys Chile SpA
12.	Infosys Arabia Limited
13.	Infosys Consulting Ltda.
14.	Infosys CIS LLC
15.	Infosys Luxembourg SARL
16.	Infosys Americas Inc.
17.	Infosys Technologies (Australia) Pty. Limited (liquidated effective November 17, 2019)
18.	Infosys Public Services, Inc.
19.	Infosys Canada Public Services Inc.
20.	Infosys BPM Limited
21.	Infosys (Czech Republic) Limited s.r.o.
22.	Infosys Poland Sp Z.o.o
23.	Infosys McCamish Systems LLC
24.	Portland Group Pty Ltd
25.	Infosys BPO Americas LLC.
26.	Infosys Consulting Holding AG
27.	Infosys Management Consulting Pty Limited
28.	Infosys Consulting AG
29.	Infosys Consulting GmbH
30.	Infosys Consulting S.R.L, Romania
31.	Infosys Consulting SAS
32.	Infosys Consulting s.r.o.
33.	Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)
34.	Infy Consulting Company Limited
35.	Infy Consulting B.V.
36.	Infosys Consulting Sp. Z.o.o
37.	Lodestone Management Consultants Portugal, Unipessoal, Lda.
38.	Infosys Consulting S.R.L, Argentina
39.	Infosys Consulting (Belgium) NV
40.	Panaya Inc.
41.	Panaya Limited.
42.	Panaya GmbH
43.	Panaya Japan Co. Ltd (liquidated effective October 31, 2019)
44.	Brilliant Basics Holdings Limited
45.	Brilliant Basics Limited
46.	Brilliant Basics (MENA) DMCC

Annexure to Auditors’ Report

List of Subsidiaries:

47.	Infosys Consulting Pte Ltd.
48.	Infosys Middle East FZ LLC
49.	Fluido Oy
50.	Fluido Sweden AB (Extero)
51.	Fluido Norway A/S
52.	Fluido Denmark A/S
53.	Fluido Slovakia s.r.o
54.	Fluido Newco AB
55.	Infosys Compaz PTE. Ltd
56.	Infosys South Africa (Pty) Ltd
57.	Wong Doody Holding Company Inc.
58.	WDW Communications, Inc.
59.	WongDoody, Inc
60.	HIPUS (Acquired on April 01, 2019)
61.	Stater N.V. (Acquired on May 23, 2019)
62.	Stater Nederland B.V. (acquired on May 23, 2019)
63.	Stater Duitsland B.V. (acquired on May 23, 2019)
64.	Stater XXL B.V. (acquired on May 23, 2019)
65.	HypoCasso B.V. (acquired on May 23, 2019)
66.	Stater Participations B.V. (acquired on May 23, 2019)
67.	Stater Deutschland Verwaltungs-GmbH (acquired on May 23, 2019)
68.	Stater Deutschland GmbH & Co. KG (acquired on May 23, 2019)
69.	Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
70.	Outbox systems Inc. dba Simplus (US) (acquired on March 13, 2020)
71.	Simplus North America Inc. (acquired on March 13, 2020)
72.	Simplus ANZ Pty Ltd. (acquired on March 13, 2020)
73.	Simplus Australia Pty Ltd (acquired on March 13, 2020)
74.	Sqware Peg Digital Pty Ltd (acquired on March 13, 2020)
75.	Simplus Philippines, Inc. (acquired on March 13, 2020)
76.	Simplus Europe, Ltd. (acquired on March 13, 2020)
77.	Simplus U.K., Ltd. (acquired on March 13, 2020)
78.	Simplus Ireland, Ltd. (acquired on March 13, 2020)
79.	Infosys Employees Welfare Trust
80.	Infosys Employee Benefits Trust
81.	Infosys Science Foundation
82.	Infosys Expanded Stock Ownership Trust

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	23,267	23,092	21,539	90,791	82,675
Other income, net (Refer Note 2(e))	614	827	665	2,803	2,882
Total Income	23,881	23,919	22,204	93,594	85,557
Expenses
Employee benefit expenses	12,916	12,994	12,074	50,887	45,315
Cost of technical sub-contractors	1,704	1,721	1,601	6,714	6,033
Travel expenses	667	617	603	2,710	2,433
Cost of software packages and others	755	651	689	2,703	2,553
Communication expenses	139	132	115	528	471
Consultancy and professional charges	339	362	376	1,326	1,324
Depreciation and amortisation expenses##	749	737	531	2,893	2,011
Finance cost	45	42	–	170	–
Other expenses	1,071	814	932	3,656	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(a))	–	–	–	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(a))	–	–	–	–	451
Total expenses	18,385	18,070	16,921	71,587	64,516
Profit before tax	5,496	5,849	5,283	22,007	21,041
Tax expense: (Refer Note 1(b))
Current tax	1,335	1,492	1,193	5,775	5,727
Deferred tax	(174)	(109)	12	(407)	(96)
Profit for the period	4,335	4,466	4,078	16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net***	(21)	(120)	(3)	(180)	(22)
Equity instruments through other comprehensive income, net	(2)	(36)	1	(33)	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	–	(29)	(15)	(36)	21
Exchange differences on translation of foreign operations	237	151	(70)	378	63
Fair value changes on investments, net	15	(11)	25	22	2
Total other comprehensive income/(loss), net of tax	229	(45)	(62)	151	134
Total comprehensive income for the period	4,564	4,421	4,016	16,790	15,544
Profit attributable to:
Owners of the company	4,321	4,457	4,074	16,594	15,404
Non-controlling interest	14	9	4	45	6
	4,335	4,466	4,078	16,639	15,410
Total comprehensive income attributable to:
Owners of the company	4,545	4,406	4,012	16,732	15,538
Non-controlling interest	19	15	4	58	6
	4,564	4,421	4,016	16,790	15,544
Paid up share capital (par value 5/- each, fully paid)	2,122	2,122	2,170	2,122	2,170
Other equity *#	63,328	62,778	62,778	63,328	62,778
Earnings per equity share (par value 5/- each)**
Basic ()	10.19	10.51	9.37	38.97	35.44
Diluted ()	10.18	10.50	9.36	38.91	35.38

*	Balances for the quarter ended December 31,2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2020, December 31, 2019 and March 31, 2019

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and year ended March 31, 2020 and quarter ended December 31, 2019

#	Excludes non-controlling interest

##

Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. During the year ended March 31, 2019, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. Further, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss during the year ended March 31, 2019.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2020 have been taken on record by the Board of Directors at its meeting held on April 20, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

c)	Changes to the Board

	i)	The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Uri Levine as an additional and Independent Director of the Company effective April 20, 2020 for a period of 3 years,subject to the approval of the shareholders.

	ii)	D N Prahlad, Independent Director, has resigned from the company to devote more time for his other business commitments with effect from April 20, 2020. The Board placed on record its appreciation for the services rendered by him during his tenure.

d)	Update on the whistleblower matter

i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to Stock Exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020, the outcome of the investigation has not resulted in restatement of previously issued financial statements.

ii)	The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

e)	Other income includes interest on income tax refund of 8 crore and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, 259 crore and 51 crore for the year ended March 31, 2020 and March 31, 2019 respectively, and 242 crore for the quarter ended December 31, 2019.

f)	Acquisition

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising cash consideration of $180 million (approximately 1,362 crore), contingent consideration of up to $20 million (approximately 151 crore), additional performance bonus and retention payouts of upto $50 million (approximately 378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill; Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries.

g)	Update on employee stock grants

i)	The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2021 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

ii)

The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iii)	The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to U.B. Pravin Rao, COO & Whole Time Director covering Company’s equity shares having a market value of 4 crore as on the date of the grant under the 2019 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iv)	Based on the recommendations of the Nominations and Remuneration Committee, the Board, on April 20, 2020, under the 2015 plan, approved an annual performance based RSU having market value of 0.75 crore to a KMP. These RSU's will vest in line with the employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

v)	On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on April 20, 2020, approved the grant of 24,600 RSUs to an eligible employee under the 2015 Plan. The grant date for these RSUs is May 2, 2020. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the share.

3.	Information on dividends for the quarter and year ended March 31, 2020

For financial year 2020, the Board recommended a final dividend of 9.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company.The dividend will be paid on the 5th working day from the date of declaration of the final dividend by the shareholders. In view of COVID-19 the Company is working on an AGM date.The book closure date for the purpose of the payment of final dividend and AGM date will be announced in due course.For the financial year ended 2019, the Company declared a special dividend of 4/- per share and a final dividend of 10.50/- per share.

An interim dividend of 8/- per equity share was declared on October 11, 2019 and the same was paid on October 30, 2019. The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	8.00	7.00
Final dividend	9.50	–	10.50	9.50	10.50
Special dividend	–	–	–	–	4.00

4. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	12,435	11,479
Right of use assets	4,168	–
Capital work-in-progress	954	1,388
Goodwill	5,286	3,540
Other Intangible assets	1,900	691
Financial assets:
Investments	4,137	4,634
Loans	21	19
Other financial assets	737	312
Deferred tax assets (net)	1,744	1,372
Income tax assets (net)	5,384	6,320
Other non-current assets	1,426	2,105
Total non-current assets	38,192	31,860
Current assets
Financial assets
Investments	4,655	6,627
Trade receivables	18,487	14,827
Cash and cash equivalents	18,649	19,568
Loans	239	241
Other financial assets	5,457	5,505
Income tax assets (net)	7	423
Other current assets	7,082	5,687
Total current assets	54,576	52,878
Total Assets	92,768	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2,122	2,170
Other equity	63,328	62,778
Total equity attributable to equity holders of the Company	65,450	64,948
Non-controlling interests	394	58
Total equity	65,844	65,006
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,014	–
Other financial liabilities	807	147
Deferred tax liabilities (net)	968	672
Other non-current liabilities	279	275
Total non-current liabilities	6,068	1,094
Current liabilities
Financial liabilities
Trade payables	2,852	1,655
Lease liabilities	619	–
Other financial liabilities	10,481	10,452
Other Current Liabilities	4,842	4,388
Provisions	572	576
Income tax liabilities (net)	1,490	1,567
Total current liabilities	20,856	18,638
Total equity and liabilities	92,768	84,738

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2020 and March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2020	2019
Cash flow from operating activities
Profit for the period	16,639	15,410
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	5,368	5,631
Depreciation and amortization	2,893	2,011
Interest and dividend income	(1,613)	(2,052)
Finance cost	170	–
Impairment loss recognized / (reversed) under expected credit loss model	161	239
Exchange differences on translation of assets and liabilities	184	66
Reduction in the fair value of Disposal Group held for sale	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	–	451
Stock compensation expense	249	202
Other adjustments	(131)	(102)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(3,861)	(2,881)
Loans, other financial assets and other assets	76	(700)
Trade payables	(373)	916
Other financial liabilities, other liabilities and provisions	1,791	2,212
Cash generated from operations	21,553	21,673
Income taxes paid	(4,550)	(6,832)
Net cash generated by operating activities	17,003	14,841
Cash flows from investing activities
Expenditure on property, plant and equipment	(3,307)	(2,445)
Loans to employees	–	14
Deposits placed with corporation	(108)	(24)
Interest and dividend received	1,929	1,557
Payment towards acquisition of business, net of cash acquired	(1,860)	(550)
Payment of contingent consideration pertaining to acquisition of business	(6)	(18)
Advance payment towards acquisition of business	–	(206)
Redemption of escrow pertaining to Buyback	257	(257)
Other receipts	46	–
Payments to acquire Investments
Preference, equity securities and others	(41)	(21)
Tax free bonds and government bonds	(19)	(17)
Liquid mutual funds and fixed maturity plan securities	(34,839)	(78,355)
Non convertible debentures	(993)	(160)
Certificates of deposit	(1,114)	(2,393)
Government securities	(1,561)	(838)
Commercial paper	–	(491)
Others	(29)	(19)
Proceeds on sale of financial assets
Tax free bonds and government bonds	87	1
Non-convertible debentures	1,888	738
Government securities	1,674	123
Commercial paper	500	300
Certificates of deposit	2,545	5,540
Liquid mutual funds and fixed maturity plan securities	34,685	76,821
Preference and equity securities	27	115
Others	–	10
Net cash (used in) / from investing activities	(239)	(575)
Cash flows from financing activities:
Payment of lease liabilities	(571)	–
Payment of dividends (including dividend distribution tax)	(9,515)	(13,705)
Payment of dividend to non-controlling interest of subsidiary	(33)	–
Shares issued on exercise of employee stock options	6	6
Buyback of equity shares including transaction cost	(7,478)	(813)
Net cash used in financing activities	(17,591)	(14,512)
Net increase / (decrease) in cash and cash equivalents	(827)	(246)
Cash and cash equivalents at the beginning of the period	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents	(92)	(57)
Cash and cash equivalents at the end of the period	18,649	19,568
Supplementary information:
Restricted cash balance	396	358

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2020 and March 31, 2019 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
Revenue by business segment		~~–~~
Financial Services (1)	7,282	7,274	6,805	28,625	26,477
Retail (2)	3,622	3,530	3,416	14,035	13,556
Communication (3)	3,017	3,002	2,921	11,984	10,426
Energy, Utilities, Resources and Services	2,992	2,948	2,747	11,736	10,390
Manufacturing	2,363	2,378	2,161	9,131	8,152
Hi-Tech	1,831	1,749	1,650	6,972	6,177
Life Sciences (4)	1,484	1,559	1,287	5,837	5,203
All other segments (5)	676	652	552	2,471	2,294
Total	23,267	23,092	21,539	90,791	82,675
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	23,267	23,092	21,539	90,791	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,863	1,863	1,721	7,306	6,878
Retail (2)	1,058	1,084	1,017	4,212	4,034
Communication (3)	560	618	578	2,424	2,517
Energy, Utilities , Resources and Services	856	818	634	3,216	2,542
Manufacturing	557	581	471	2,059	1,853
Hi-Tech	431	411	376	1,604	1,548
Life Sciences (4)	344	417	323	1,431	1,419
All other segments (5)	37	15	37	64	116
Total	5,706	5,807	5,157	22,316	20,907
Less: Other unallocable expenditure	779	743	539	2,942	2,027
Add: Unallocable other income	614	827	665	2,803	2,882
Less: Finance cost	45	42	–	170	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	–	–	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	–	–	451
Profit before tax and non-controlling interests	5,496	5,849	5,283	22,007	21,041

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
Revenue from operations	20,187	20,064	18,935	79,047	73,107
Profit before tax (Refer notes below)	5,128	5,405	4,953	20,477	19,927
Profit for the period (Refer notes below)	4,069	4,076	3,820	15,543	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	During the year ended March 31, 2019, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. Further, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss for the year ended March 31, 2019.

3)	Other income includes interest on income tax refund of 8 crore and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, 250 crore and 50 crore for the year ended March 31, 2020 and March 31, 2019 respectively, and 242 crore for the quarter ended December 31, 2019.

By order of the Board for Infosys Limited

Bengaluru, India April 20, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
	Unaudited	Audited	Unaudited	Audited	Audited
Revenues	3,197	3,243	3,060	12,780	11,799
Cost of sales	2,133	2,159	2,028	8,552	7,687
Gross profit	1,064	1,084	1,032	4,228	4,112
Operating expenses	390	373	374	1,504	1,416
Operating profit	674	711	658	2,724	2,696
Other income, net (Refer Note 3)	84	116	94	395	411
Finance cost	(6)	(6)	–	(24)	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1)	–	–	–	–	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	–	–	(65)
Profit before income taxes	752	821	752	3,095	3,003
Income tax expense (Refer Note 2)	160	194	171	757	803
Net profit	592	627	581	2,338	2,200
Earnings per equity share *
Basic	0.14	0.15	0.13	0.55	0.51
Diluted	0.14	0.15	0.13	0.55	0.51
Total assets	12,260	12,110	12,252	12,260	12,252
Cash and cash equivalents and current investments	3,080	2,853	3,787	3,080	3,787

* EPS is not annualized for the quarter ended March 31, 2020, December 31, 2019 and March 31, 2019.

Note-

1)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. During the year ended March 31, 2019, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. Further, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss during the year ended March 31, 2019.

2)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period.

3)	Other income includes interest on income tax refund of $2 million and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, $37 million and $7 million for the year ended March 31, 2020 and March 31, 2019 respectively and $34 million for the quarter ended December 31, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2020	2020	2019
Revenue from operations	23,267	90,791	21,539
Profit before tax (Refer Note 2(e))##	5,496	22,007	5,283
Profit for the period (Refer Note 1(a) and Note 1(b))	4,335	16,639	4,078
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)**	4,564	16,790	4,016
Profit attributable to:
Owners of the company	4,321	16,594	4,074
Non-controlling interest	14	45	4
	4,335	16,639	4,078
Total comprehensive income attributable to:
Owners of the company	4,545	16,732	4,012
Non-controlling interest	19	58	4
	4,564	16,790	4,016
Paid-up share capital (par value 5/- each fully paid)	2,122	2,122	2,170
Other equity #	63,328	63,328	62,778
Earnings per share (par value 5/- each)*
Basic ()	10.19	38.97	9.37
Diluted ()	10.18	38.91	9.36

*	EPS is not annualized for the quarter ended March 31, 2020 and March 31, 2019

**	Includes unrealised losses on certain investments carried in the PF trust for the quarter and year ended March 31, 2020

#	Excludes non-controlling interest

##

Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. During the year ended March 31, 2019, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. Further, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss during the year ended March 31, 2019.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2020 have been taken on record by the Board of Directors at its meeting held on April 20, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

c) Changes to the Board

i)	The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Uri Levine as an additional and Independent Director of the Company effective April 20, 2020 for a period of 3 years,subject to the approval of the shareholders.

ii)	D N Prahlad, Independent Director, has resigned from the company effective April 20,2020 citing personal reasons. The Board placed on record its appreciation for the services rendered by him during his tenure.

c)	Update on the whistleblower matter

i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to Stock Exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020, the outcome of the investigation has not resulted in restatement of previously issued financial statements.

ii)	The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

e)	Other income includes interest on income tax refund of 8 crore and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, and 259 crore for the year ended March 31, 2020.

f) Acquisition

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus , a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising cash consideration of $180 million (approximately 1,362 crore), contingent consideration of up to $20 million (approximately 151 crore), additional performance bonus and retention payouts of upto $50 million (approximately 378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill; Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries.

g) Update on employee stock grants

i)	The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2021 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

ii)	The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iii)	The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to U.B. Pravin Rao, COO & Whole Time Director covering Company’s equity shares having a market value of 4 crore as on the date of the grant under the 2019 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iv)	Based on the recommendations of the Nominations and Remuneration Committee, the Board, on April 20, 2020, under the 2015 plan, approved an annual performance based RSU having market value of 0.75 crore to a KMP. These RSU's will vest in line with the employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

v)	On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on April 20, 2020, approved the grant of 24,600 RSUs to an eligible employee under the 2015 Plan. The grant date for these RSUs is May 2, 2020. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the share.

3. Information on dividends for the quarter and year ended March 31, 2020

For financial year 2020, the Board recommended a final dividend of 9.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company.The dividend will be paid on the 5th working day from the date of declaration of the final dividend by the shareholders. In view of COVID 2019 the Company is working on an AGM date.The book closure date for the purpose of the payment of final dividend and AGM date will be announced in due course.For the financial year ended 2019, the Company declared a special dividend of 4/- per share and a final dividend of 10.50/- per share.An interim dividend of 8/- per equity share was declared on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2020	2020	2019
Dividend per share (par value 5/- each)
Interim dividend	–	8.00	–
Final dividend	9.50	9.50	10.50
Special dividend	–	–	–

4. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2020	2020	2019
Revenue from operations	20,187	79,047	18,935
Profit before tax (Refer notes below)	5,128	20,477	4,953
Profit for the period (Refer notes below)	4,069	15,543	3,820

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	During the year ended March 31, 2019, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. Further, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss for the year ended March 31, 2019.

3)	Other income includes interest on income tax refund of 8 crore and Nil crore for the quarter ended March 31, 2020 and March 31, 2019 respectively, and 250 crore for the year ended March 31, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India April 20, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	20,187	20,064	18,935	79,047	73,107
Other income, net (Refer Note 2(e))	585	798	639	2,700	2,852
Total income	20,772	20,862	19,574	81,747	75,959
Expenses
Employee benefit expenses	10,666	10,783	10,198	42,434	38,296
Cost of technical sub-contractors	2,168	2,189	2,040	8,447	7,646
Travel expenses	564	494	486	2,241	1,906
Cost of software packages and others	457	427	392	1,656	1,646
Communication expenses	100	95	87	381	339
Consultancy and professional charges	284	296	312	1,066	1,096
Depreciation and amortisation expense##	548	544	429	2,144	1,599
Finance cost	31	28	–	114	–
Other expenses	826	601	677	2,787	2,770
Reduction in the fair value of assets held for sale (Refer Note 1(a))	–	–	–	–	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1(a))	–	–	–	–	469
Total expenses	15,644	15,457	14,621	61,270	56,032
Profit before tax	5,128	5,405	4,953	20,477	19,927
Tax expense: (Refer Note 1(b))
Current tax	1,194	1,408	1,053	5,235	5,189
Deferred tax	(135)	(79)	80	(301)	36
Profit for the period	4,069	4,076	3,820	15,543	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net***	(25)	(124)	(3)	(184)	(21)
Equity instruments through other comprehensive income, net	(3)	(30)	9	(31)	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	–	(29)	(15)	(36)	21
Fair value changes on investments, net	13	(12)	22	17	1
Total other comprehensive income/ (loss), net of tax	(15)	(195)	13	(234)	79
Total comprehensive income for the period	4,054	3,881	3,833	15,309	14,781
Paid-up share capital (par value 5/- each fully paid)	2,129	2,129	2,178	2,129	2,178
Other Equity*	60,105	60,533	60,533	60,105	60,533
Earnings per equity share ( par value 5 /- each)**
Basic ()	9.55	9.57	8.75	36.34	33.66
Diluted ()	9.55	9.57	8.74	36.32	33.64

*	Balances for the quarter ended December 31,2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2020, December 31, 2019 and March 31, 2019

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and year ended March 31, 2020 and quarter ended December 31,2019

##	Effective April 1, 2019, the Company adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1. Notes pertaining to the previous quarters / periods

a)	During the year ended March 31, 2019, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. Further, in accordance with Ind AS 105 - "Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss for the year ended March 31, 2019.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2020 have been taken on record by the Board of Directors at its meeting held on April 20, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues and investments in subsidiaries. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information and economic forecasts. The Company has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these financial statements.

c) Changes to the Board

i)	The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Uri Levine as an additional and Independent Director of the Company effective April 20, 2020 for a period of 3 years,subject to the approval of the shareholders.

ii)

D.N Prahlad, Independent Director, has resigned from the company to devote more time for his other business commitments with effect from April 20, 2020. The Board placed on record its appreciation for the services rendered by him during his tenure.

d) Update on the whistleblower matter

i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to Stock Exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020, the outcome of the investigation has not resulted in restatement of previously issued financial statements.

ii)	The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

e)	Other income includes interest on income tax refund of 8 crore and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, 250 crore and 50 crore for the year ended March 31, 2020 and March 31, 2019 respectively, and 242 crore for the quarter ended December 31, 2019.

f) Update on employee stock grants

i)	The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2021 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

ii)	The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iii)	The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to U.B. Pravin Rao, COO & Whole Time Director covering Company’s equity shares having a market value of 4 crore as on the date of the grant under the 2019 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iv)	Based on the recommendations of the Nominations and Remuneration Committee, the Board, on April 20, 2020, under the 2015 plan, approved an annual performance based RSU having market value of 0.75 crore to a KMP. These RSU's will vest in line with the employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

v)	On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on April 20, 2020, approved the grant of 24,600 RSUs to an eligible employee under the 2015 Plan. The grant date for these RSUs is May 2, 2020. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the share.

3. Information on dividends for the quarter and year ended March 31, 2020

For financial year 2020, the Board recommended a final dividend of 9.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company. The dividend will be paid on the 5th working day from the date of declaration of the final dividend by the shareholders. In view of COVID 2019 the Company is working on an AGM date. The book closure date for the purpose of the payment of final dividend and AGM date will be announced in due course. For the financial year ended 2019, the Company declared a special dividend of 4/- per share and a final dividend of 10.50/- per share.An interim dividend of 8/- per equity share was declared on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2020	2019	2019	2020	2019
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	8.00	7.00
Final dividend	9.50	–	10.50	9.50	10.50
Special dividend	–	–	–	–	4.00

4. Audited Standalone Balance Sheet

(in crore)

	As at
	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	11,092	10,394
Right of use assets	2,805	–
Capital work-in-progress	945	1,212
Goodwill	29	29
Other Intangible assets	48	74
Financial assets
Investments	13,916	12,062
Loans	298	16
Other financial assets	613	196
Deferred tax assets (net)	1,429	1,114
Income tax assets (net)	4,773	5,870
Other non-current assets	1,273	1,740
Total non-current assets	37,221	32,707
Current assets
Financial assets
Investments	4,006	6,077
Trade receivables	15,459	13,370
Cash and cash equivalents	13,562	15,551
Loans	307	1,048
Other financial assets	4,398	4,834
Income tax assets (net)	–	423
Other current assets	6,088	4,920
Total current assets	43,820	46,223
Total assets	81,041	78,930
EQUITY AND LIABILITIES
Equity
Equity share capital	2,129	2,178
Other equity	60,105	60,533
Total equity	62,234	62,711
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,775	–
Other financial liabilities	49	79
Deferred tax liabilities (net)	556	541
Other non-current liabilities	207	169
Total non - current liabilities	3,587	789
Current liabilities
Financial liabilities
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,529	1,604
Lease liabilities	390	–
Other financial liabilities	7,936	8,528
Other current liabilities	3,557	3,335
Provisions	506	505
Income tax liabilities (net)	1,302	1,458
Total current liabilities	15,220	15,430
Total equity and liabilities	81,041	78,930

The disclosure is an extract of the audited Balance Sheet as at March 31, 2020 and March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2020	2019
Cash flow from operating activities:
Profit for the period	15,543	14,702
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,144	1,599
Income tax expense	4,934	5,225
Impairment loss recognized / (reversed) under expected credit loss model	127	176
Finance cost	114	–
Interest and dividend income	(1,502)	(1,996)
Stock compensation expense	226	–
Other adjustments	(248)	57
Reduction in the fair value of assets held for sale	–	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	–	469
Exchange differences on translation of assets and liabilities	17	80
Changes in assets and liabilities
Trade receivables and unbilled revenue	(3,621)	(2,268)
Other financial assets and other assets	319	(581)
Trade payables	(75)	866
Other financial liabilities, other liabilities and provisions	1,475	1,666
Cash generated from operations	19,453	20,260
Income taxes paid	(3,881)	(6,271)
Net cash generated by operating activities	15,572	13,989
Cash flow from investing activities:
Expenditure on property, plant and equipment	(3,063)	(2,306)
Deposits placed with corporations	(112)	(116)
Loans to employees	(2)	4
Loan given to subsidiary	(1,210)	(678)
Loan repaid by subsidiary	444	20
Proceeds from redemption of debentures	286	335
Investment in subsidiaries	(1,338)	(228)
Proceeds from return of investment	–	33
Payment towards acquisition of business	–	(261)
Payment of contingent consideration pertaining to acquisition	(6)	(6)
Redemption of escrow pertaining to buyback	257	(257)
Other receipts	46	–
Payments to acquire investments
Preference, equity securities and others	(41)	(18)
Liquid mutual fund units and fixed maturity plan securities	(30,500)	(72,889)
Tax free bonds and Government bonds	(11)	(11)
Certificates of deposit	(876)	(2,052)
Commercial paper	–	(491)
Non Convertible debentures	(733)	(100)
Government Securities	(1,561)	(838)
Others	(2)	–
Proceeds on sale of investments
Preference and equity securities	–	115
Liquid mutual fund units and fixed maturity plan securities	30,332	71,337
Tax free bonds and Government bonds	12	1
Non-convertible debentures	1,788	602
Certificates of deposit	2,175	5,150
Commercial paper	500	300
Government Securities	1,673	123
Others	9	–
Interest and dividend received	1,817	1,644
Net cash used in investing activities	(116)	(587)
Cash flow from financing activities:
Payment of lease liabilities	(364)	–
Buyback of equity shares including transaction cost	(7,478)	(813)
Payment of dividends (including dividend distribution tax)	(9,551)	(13,761)
Shares issued on exercise of employee stock options	2	3
Net cash used in financing activities	(17,391)	(14,571)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(54)	(50)
Net increase / (decrease) in cash and cash equivalents	(1,935)	(1,169)
Cash and cash equivalents at the beginning of the period	15,551	16,770
Cash and cash equivalents at the end of the period	13,562	15,551
Supplementary information:
Restricted cash balance	101	143

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2020 and March 31, 2019 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the company has disclosed the segment information in the audited consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2020.

By order of the Board for Infosys Limited

Bengaluru, India April 20, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.